ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

May 6, 2022

Attention:	Kevin Dougherty

Laura Nicholson

Mark Wojciechowski

John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Amendment No. 2 to Registration Statement on Form S-4 Filed April 15, 2022 File No. 333-262583

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. II (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-262583 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 3, unless otherwise specified.

Amendment No. 2 to Form S-4 filed April 15, 2022

Questions and Answers about the Business Combination and the Special Meeting

Q. What Equity Stake Will Current ArcLight Equityholders and Opal Fuels Common Equityholders Hold in New Opal..., page 14

1.	Please disclose in this section the voting power that will be held by Mark Comora in New OPAL following the Business Combination. In addition, please disclose in this section that the existing equityholders of OPAL Fuels, LLC will own approximately 74.5% economic interest in OPAL Fuels, LLC following the Business Combination. We note your related disclosure in Note 6(j) on page 208.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 3.

Q. Simplified Post-Combination New OPAL Structure, page 30

2.	We note your response to prior comment 5. Please revise the diagram on page 30 or disclosure in the footnotes to the diagram to also quantify the relative economic interests and voting interests in OPAL Fuels LLC.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of Amendment No. 3.

The NexEra Subscription, page 31

3.	We note your revised disclosure regarding the terms of the Series A Preferred Units, including limitations on dividends or distributions for any junior units or any pari passu units. Please revise to disclose whether this would impact dividends or distributions on the Opal Fuels units to be held by the registrant. We also note your disclosure that OPAL Fuels is required to obtain the consent of the holders of the Series A Preferred Units before issuing indebtedness resulting in payment obligations in excess of certain thresholds. Please revise to disclose such thresholds, or tell us why such information is not material. In addition, please file the certificates of designation governing the terms of the Series A Preferred Units and the Series A-1 Preferred Units. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 31,32 and 135 of Amendment No. 3. In addition, the Company has included the certificates of designation governing the terms of the Series A Preferred Units and the Series A-1 Preferred Units as part of Annex H to Amendment No. 3.

In certain cases, payments under the Tax Receivable Agreement may be accelerated…, page 98

4.	We note your disclosure on page 98 that if the TRA Participants were to exchange all of their Opal Common Units, New OPAL would recognize a deferred tax asset of approximately $431.0 million. However, this does not appear to be consistent with Note 6(1) on page 208 that states that if the TRA Participants were to exchange all of their Opal Common Units, New OPAL would recognize a deferred tax asset of approximately $508.0 million. Please revise or advise. In addition, we note the disclosure in Note 6(1) that it is more likely than not that the deferred tax assets will not be realized. Please provide corresponding disclosure in your discussion of the deferred tax asset on page 98.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 284 of Amendment No. 3 to correct the prior incorrect reference to $431.0 million (as opposed to the correct $508.0 reference). In addition, the Company has provided the requested corresponding disclosure on page 99 of Amendment No. 3.

Certain Opal Fuels Projected Financial Information, page 143

5.	We note your response to prior comment 16, and reissue such comment. Please revise to qualitatively and quantitatively discuss all material assumptions underlying the projections provided on page 143. In that regard, we note that the financial forecast information provided in Slide 39 of your December investor presentation filed as Exhibit 99.2 to a Form 8-K filed on December 2, 2021 provided additional information for each year in the forecast period, such as gasoline gallon equivalent sold, LCFS price and expenses as well as revenue attributable to RNG Fuel, Fuel Station Services and Renewable Power. Please revise or advise.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 to 147 of Amendment No. 3 to qualitatively and quantitatively discuss all material assumptions underlying the projections.

Exclusive Forum (Proposal 4D), page 167

6.	We note your response to comment 19 and we re-issue in part. In that regard, we note your disclosure regarding your exclusive forum provision for “certain actions and claims.” Please revise your disclosure in this section to identify such actions and claims, and to clarify the courts selected in your exclusive forum provision. For example, you disclose in this section that “another state or federal court located within the State of Delaware” shall be the exclusive forum for certain actions and claims if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, but this does not appear to be consistent with Section 12.1 of your proposed charter attached in Annex C. In addition, please disclose the provision in Section 12.3 of your proposed charter that selects the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please ensure that you make conforming changes throughout your prospectus.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 150, 171, 172 and 174 of Amendment No. 3 to identify such actions and claims as requested.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp. II

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer and President

Enclosures

cc:	Marco F. Gatti (ArcLight Clean Transition Corp. II)

Julian J. Seiguer (Kirkland & Ellis LLP)

Jennifer Wu (Kirkland & Ellis LLP)

John H. Booher (Sheppard, Mullin, Richter & Hampton LLP)

T. Allen McConnell (Sheppard, Mullin, Richter & Hampton LLP)

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